December 1, 2025

Lynne Fitzpatrick
President & Chief Financial Officer
CME GROUP INC.
20 South Wacker Drive
Chicago, Illinois 60606

       Re: CME GROUP INC.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-31553
Dear Lynne Fitzpatrick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Jonathan Marcus